Exhibit 99.1

Akari Therapeutics Appoints Experienced Life Sciences Executive Wendy DiCicco as Interim Chief Financial Officer

NEW YORK and LONDON, July 19, 2023 (GLOBE NEWSWIRE) — Akari Therapeutics, Plc (Nasdaq: AKTX), a late-stage biotechnology company developing advanced therapies for autoimmune and inflammatory diseases, today announced the appointment of experienced life sciences executive Wendy DiCicco as interim Chief Financial Officer (CFO). Ms. DiCicco has more than 25 years of experience in the life sciences industry, currently serving as an independent financial and board advisor to companies, often in the role of interim CFO.

“Wendy’s broad and deep experience in both strategic and operational aspects of finance will be invaluable assets to our management team as we work to bring nomacopan through its key milestones, create value for our investors, and make a meaningful difference for patients who have significant unmet needs,” said Rachelle Jacques, President and CEO of Akari.

Ms. DiCicco served as CFO for Renovacor, a pre-clinical biopharmaceutical company developing a gene therapy for cardiovascular disease. Initially as interim CFO, transitioning to permanent, she led the company through Initial Public Offering (IPO) in 2021 and sale to Rocket Pharmaceuticals in December 2022. She also served as interim CFO for FerGene, Inc. a Phase 3 urologic oncology gene therapy company from January 2020 through May 2022. Previously, she was CFO and Chief Operating Officer (COO) of Centinel Spine and the President and COO of Camber Spine, both developers of best-in-class spinal implants. She has held CFO roles for several pre-IPO, private equity backed medical device and biotech companies, in varying stages of commercialization. Her first CFO role was with Kensey Nash Corporation, a publicly traded developer and manufacturer of biologics and medical devices in the cardiovascular and orthopedics industries, where she advanced the company from a pre-revenue IPO stage to approximately $100 million in global revenue across multiple product platforms. Her career started in public accounting at Deloitte & Touche.

Ms. DiCicco currently serves on the public company Board of Directors of EyePoint Pharmaceuticals, Inc. where she serves as the Audit Committee Chair. In addition, she serves on the boards of Imvax, Inc. and ExpressCells. Ms. DiCicco has also served on the boards of SWK Holdings Corp, II-VI, Inc. (now Coherent Corp), Sincerus Pharmaceuticals, Carmell Therapeutics, SynCardia Systems and CannaPharma Rx. She is currently on the Board of Directors of the Philadelphia Chapter of the National Association of Corporate Directors.

Ms. DiCicco received a B.S. in accounting from Philadelphia College of Textiles and Science and is a licensed Certified Public Accountant (CPA). She also is an appointed Board Leadership Fellow and Corporate Governance Fellow of the National Association of Corporate Directors (NACD).

About Akari Therapeutics

Akari Therapeutics, plc (Nasdaq: AKTX) is a biotechnology company developing advanced therapies for autoimmune and inflammatory diseases. Akari’s lead asset, investigational nomacopan, is a bispecific recombinant inhibitor of complement C5 activation and leukotriene B4 (LTB4) activity. Akari’s pipeline includes a Phase 3 clinical trial program investigating nomacopan for severe pediatric hematopoietic stem cell transplant-related thrombotic microangiopathy (HSCT-TMA). Akari has been granted Orphan Drug, Fast Track and Rare Pediatric Disease designations from the FDA for nomacopan for the treatment of pediatric HSCT-TMA. Akari’s pipeline also includes a clinical program developing nomacopan for adult HSCT-TMA and pre-clinical research of long-acting PAS-nomacopan in geographic atrophy (GA). For more information about Akari, please visit akaritx.com.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this press release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect our current views about our plans, intentions, expectations, strategies, and prospects, which are based on the information currently available to us and on assumptions we have made. Although we believe that our plans, intentions, expectations, strategies, and prospects as reflected in or suggested by those forward-looking statements are reasonable, we can give no assurance that the plans, intentions, expectations, or strategies will be attained or achieved. Furthermore, actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors that are beyond our control. Such risks and uncertainties for our company include, but are not limited to: needs for additional capital to fund our operations, our ability to continue as a going concern; uncertainties of cash flows and inability to meet working capital needs; an inability or delay in obtaining required regulatory approvals for nomacopan and any other product candidates, which may result in unexpected cost expenditures; our ability to obtain orphan drug designation in additional indications; risks inherent in drug development in general; uncertainties in obtaining successful clinical results for nomacopan and any other product candidates and unexpected costs that may result there; difficulties enrolling patients in our clinical trials; failure to realize any value of nomacopan and any other product candidates developed and being developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market; inability to develop new product candidates and support existing product candidates; the approval by the FDA and EMA and any other similar foreign regulatory authorities of other competing or superior products brought to market; risks resulting from unforeseen side effects; risk that the market for nomacopan may not be as large as expected risks associated with the impact of the COVID-19 pandemic; inability to obtain, maintain and enforce patents and other intellectual property rights or the unexpected costs associated with such enforcement or litigation; inability to obtain and maintain commercial manufacturing arrangements with third party manufacturers or establish commercial scale manufacturing capabilities; the inability to timely source adequate supply of our active pharmaceutical ingredients from third party manufacturers on whom the company depends; unexpected cost increases and pricing pressures and risks and other risk factors detailed in our public filings with the U.S. Securities and Exchange Commission, including our most recently filed Annual Report on Form 20-F filed with the SEC. Except as otherwise noted, these forward-looking statements speak only as of the date of this press release and we undertake no obligation to update or revise any of these statements to reflect events or circumstances occurring after this press release. We caution investors not to place considerable reliance on the forward-looking statements contained in this press release.

For more information

Investor Contact:
Mike Moyer
LifeSci Advisors
(617) 308-4306
mmoyer@lifesciadvisors.com

Media Contact:
Eliza Schleifstein
Schleifstein PR
(917) 763-8106
eliza@schleifsteinpr.com